Exhibit 2.4

Condensed Consolidated Interim Financial Statements

WESTERNZAGROS RESOURCES LTD.

(Unaudited)

(Expressed in United States Dollars)

Three and six months ended June 30, 2014 and 2013

WESTERNZAGROS RESOURCES LTD.

Condensed consolidated interim statements of financial position

(thousands of United States dollars)

(Unaudited)

	Note	June 30,	December 31,
		2014	2013
Assets
Current assets
Cash and cash equivalents	7	$70,769	$140,728
Trade and other receivables	8	12,881	620
Prepaid expenses		1,227	1,052
Deposit held in trust	9	—	10,857
Income tax recoverable		67	116

Total current assets		84,944	153,373
Non-current assets
Deposit held in trust	9	—	9,143
Property, plant and equipment	10	875	994
Exploration and evaluation expenditures	11	458,363	407,655

Total non-current assets		459,238	417,792

Total assets		$544,182	$571,165

Liabilities
Current liabilities
Trade and other payables	12	$35,249	$56,205

Total current liabilities		35,249	56,205
Non-current liabilities
Convertible notes	13	75,745	71,124
Derivative financial liabilities	14	12,826	12,513
Provision for decommissioning obligations	15	7,399	4,677

Total non-current liabilities		95,970	88,314

Total liabilities		131,219	144,519

Equity
Equity attributable to shareholders
Share capital	16	475,972	474,789
Contributed surplus	17	18,014	17,739
Accumulated deficit		(81,023)	(65,882)

Total equity		412,963	426,646

Total equity and liabilities		$544,182	$571,165

Commitments and contingencies (Note 24)
Subsequent events (Note 25)

The notes are an integral part of these condensed consolidated interim financial statements.

WESTERNZAGROS RESOURCES LTD.

Condensed consolidated interim statements of comprehensive loss

(thousands of United States dollars)

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2014	2013	2014	2013
Other Income
Interest income		$19	$60	$66	$93
Expenses
General and administrative expenses	18, 19	3,901	4,123	7,790	8,280
Depreciation	10	70	61	136	79
Financing costs	13	3,452	939	6,630	1,071
Derivative liabilities (gain) loss	14	6,606	(4,198)	313	(4,198)
Accretion on decommissioning obligations	15	35	30	73	54
Foreign exchange (gain) loss		2,497	(1,272)	265	(1,258)

Total expense (income)		16,561	(317)	15,207	4,028

Loss (income) before taxation		16,542	(377)	15,141	3,935
Taxation
Current	20	—	36	—	(73)
Deferred	20	—	(159)	—	(205)

Total taxation (recovery)		—	(123)	—	(278)

Total loss (income) and comprehensive loss (income) attributable to shareholders		$16,542	$(500)	$15,141	3,657

Net loss (income) per share	21
Basic		$0.03	$(0.00)	$0.03	$0.01
Diluted		$0.03	$(0.00)	$0.03	$0.01

The notes are an integral part of these condensed consolidated interim financial statements.

WESTERNZAGROS RESOURCES LTD.

Condensed consolidated interim statements of changes in equity

(thousands of United States dollars)

(Unaudited)

	Note	Number of shares	Share capital	Contributed Surplus	Accumulated Deficit	Total equity
Balance January 1, 2013		412,100,825	$399,240	$14,969	$(63,850)	$350,359
Issuance of common shares		62,431,422	76,491	—	—	76,491
Share issuance costs		—	(1,406)	—	—	(1,406)
Options exercised	17	566,899	464	(164)	—	300
Share based payments	17, 18	—	—	1,412	—	1,412
Loss for the period		—	—	—	(3,657)	(3,657)

Balance June 30, 2013		475,099,146	474,789	16,217	(67,507)	423,499

Share based payments	17, 18	—	—	1,522	—	1,522
Income for the period		—	—	—	1,625	1,625

Balance December 31, 2013		475,099,146	474,789	17,739	(65,882)	426,646

Issuance of common shares		—	—	—	—	—
Share issuance costs		—	—	—	—	—
Options exercised	17	1,413,199	1,183	(446)	—	737
Share based payments	17, 18	—	—	721	—	721
Loss for the period		—	—	—	(15,141)	(15,141)

Balance June 30, 2014		476,512,345	$475,972	$18,014	$(81,023)	$412,963

The notes are an integral part of these condensed consolidated interim financial statements.

WESTERNZAGROS RESOURCES LTD.

Condensed consolidated interim statements of cash flow

(thousands of United States dollars)

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2014	2013	2014	2013
Cash flow from operating activities
Net income (loss) before taxation		$(16,542)	$377	$(15,141)	$(3,935)
Adjustments for
Finance costs	13	3,452	939	6,630	1,071
Unrealized foreign exchange (gain) loss	13	2,555	(1,551)	(136)	(1,551)
Unrealized derivative liability loss (gain)	14	6,606	(4,198)	313	(4,198)
Depreciation	10	70	61	136	79
Accretion on decommissioning liabilities	15	35	30	73	54
Share based payments	17, 18	236	514	505	901
Income taxes recovered (paid)		49	248	49	248
Change in non-cash operating working capital	23	1,457	(970)	777	(610)

Net cash from (used in) operating activities		(2,082)	(4,550)	(6,794)	(7,941)

Cash flow from investing activities
Expenditures on exploration and evaluation activities	11, 23	(38,449)	(21,076)	(82,170)	(47,131)
Additions to property, plant and equipment	10	—	(416)	(17)	(813)
Gross oil sales proceeds from extended well test	11	—	247	—	247
Settlement of production sharing terms, oil sales	11	—	(180)	—	(180)
Disposals of exploration and evaluation assets		158	—	158	—
Short-term investments		—	24,981	—	—
Recovered from (deposited into) trust	9	20,000	—	20,000	(40,000)

Net cash from (used in) investing activities		(18,291)	3,556	(62,029)	(87,877)

Cash flow from financing activities
Issuance of convertible notes, net of transaction costs	13	—	97,038	—	97,038
Loan proceeds	13	—	—	—	57,500
Repayment of loan and accrued interest	13	—	(58,222)	—	(58,222)
Interest paid, convertible notes	13	(1,873)	—	(1,873)	—
Issuance of common shares, net of costs		—	13,467	—	75,085
Options exercised		737	152	737	300

Net cash from financing activities		(1,136)	52,435	(1,136)	171,701

Change in cash and cash equivalents		(21,509)	51,441	(69,959)	75,883

Cash and cash equivalents, beginning of period		92,278	171,277	140,728	146,835

Cash and cash equivalents, end of period		$70,769	$222,718	$70,769	$222,718

The notes are an integral part of these condensed consolidated interim financial statements.

WESTERNZAGROS RESOURCES LTD.

Notes to the condensed consolidated interim financial statements

For the three and six months ended June 30, 2014

(thousands of United States dollars)

Unaudited

1.	General information

WesternZagros Resources Ltd. (the “Company” or “WesternZagros”) is headquartered in Calgary, Canada. The Company is incorporated under the laws of the Province of Alberta, Canada. The address for the Company is Suite 600, 440 – 2nd Avenue S.W., Calgary, Alberta, T2P 5E9.

WesternZagros is a publicly-traded, Calgary-based, international oil and gas company focused on acquiring properties and exploring for, developing and producing crude oil and natural gas in Iraq. WesternZagros holds two Production Sharing Contracts (“PSCs”) with the Kurdistan Regional Government (“KRG”) in the Kurdistan Region of Iraq. The Kurdamir and Garmian PSCs each govern a separate contract area. The Garmian contract area is operated by WesternZagros. The Company holds a 40 percent interest in the Garmian PSC, the KRG holds a 20 percent interest and the remaining 40 percent interest is held by Gazprom Neft Middle East B.V. (“Gazprom Neft”). The Kurdamir contract area is operated by Talisman (Block K44) B.V. (“Talisman”) with a 40 percent working interest, WesternZagros holds a 40 percent working interest and the KRG holds a 20 percent working interest.

The Company has its listing on the TSX Venture Exchange under the symbol “WZR.V”.

Authorization of financial statements

These condensed consolidated interim financial statements for the period ended June 30, 2014 were authorized for issuance in accordance with a resolution of the Audit Committee of the Board of Directors on August 20, 2014.

2.	Basis of preparation and adoption of IFRS

These condensed consolidated interim financial statements, including prior year comparative information, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using policies consistent with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), that are applicable to interim financial statements. These condensed consolidated interim financial statements have been prepared following the same accounting policies and method of computation as the audited annual consolidated financial statements for the year ended December 31, 2013. Certain information and disclosures normally included in the notes to the audited annual consolidated financial statements have been condensed or have been disclosed on an annual basis only. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2013, which were prepared in accordance with IFRS as issued by the IASB.

WESTERNZAGROS RESOURCES LTD.

3.	Significant accounting policies

The significant accounting policies used in the preparation of these condensed consolidated interim financial statements are consistent with the policies as described in the audited annual consolidated financial statements for the year ended December 31, 2013, except as described below:

New IFRS Standards:

On January 1, 2014, WesternZagros adopted the following IFRS standards, interpretations and amendments which became effective for annual periods beginning on January 1, 2014, none of which had any impact on the condensed consolidated interim financial statements:

IAS 32 – Financial Instruments: Presentation:

The amendments to IAS 32 issued in December 2011 clarify the meaning of the offsetting criterion and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement.

IAS 36 – Impairment of Assets:

The amendments to IAS 36 issued in May 2013 require (i) disclosure of the recoverable amount of impaired assets; and (ii) additional disclosures about the measurement of the recoverable amount when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is utilized to measure the recoverable amount. The amendments would only impact disclosures in the notes to the condensed consolidated interim financial statements in periods where an impairment loss or impairment reversal is recognized.

IAS 39 – Financial Instruments: Recognition and Measurement:

The amendments to IAS 39 issued in June 2013 clarify that novation of a hedge derivative to a clearing counterparty as a consequence of laws or regulations or the introduction of laws or regulations does not terminate hedge accounting.

IFRIC 21 – Levies:

In May 2013, the IASB issued IFRIC 21, which was developed by the IFRS Interpretations Committee. IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation clarifies that no liability should be recognized before the minimum threshold which triggers the levy is reached.

Future Accounting Policy Changes:

IFRS 9 - Financial Instruments:

In November 2013, the IASB issued the third phase of IFRS 9 which detailed the new general hedge accounting model. Hedge accounting remains optional and the new model is intended to allow reporters to better reflect risk management activities in the financial statements and provide more opportunities to apply hedge accounting. On July 24, 2014, the IASB published the complete version of IFRS 9 Financial Instruments which replaces most of the guidance in IAS 39 and requires entities to adopt IFRS 9 for annual periods beginning on or after January 1, 2018. The Company is considering the impact, if any, of the adoption of IFRS 9 beginning in 2018.

WESTERNZAGROS RESOURCES LTD.

4.	Financial risk management

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, convertible notes and derivative financial liabilities. Cash and cash equivalents, trade and other receivables and deposit held in trust are classified as loans and receivables and are measured at amortized cost using the effective interest method. Trade and other payables, loan payable and convertible notes are classified as other financial liabilities and are measured at amortized cost using the effective interest method. Due to their short-term nature, the fair value of cash and cash equivalents, trade and other receivables and trade and other payables approximate their carrying value. For convertible notes, an approximate fair value as at the reporting date is described in further detail within Note 13 “Long term debt”. Lastly, the Company’s derivative financial liabilities are classified as financial assets and liabilities at fair value through profit or loss and are carried in the statement of financial position at fair value measured on a recurring basis using valuation techniques with level 2 inputs within the fair value hierarchy, with changes in fair value recognized in the comprehensive statement of income (loss) for the period (refer to Note 14 “Derivative financial liabilities”).

The main risks that could adversely affect the Company’s financial instruments are credit risk, liquidity and funding risk, and market and interest rate risk. Risk management is carried out by senior management, and is reviewed regularly by the Board of Directors. The Company’s risk management program concentrates mainly on securing the necessary financial resources required to minimize the potential risk that the Company is not able to meet its ongoing obligations and commitments. The risk management policies employed by the Company are discussed below:

Credit risk

Credit risk is the risk of loss associated with the counterparty’s inability to fulfill its payment obligations. The Company is currently exposed to credit risk on its cash and cash equivalents to the extent these balances are invested with various institutions. The Board of Directors of the Company has approved an Investment Policy to dictate the various types of instruments and institutions that can be invested in and monitors these against this policy on a regular basis. Currently, the Company has entered into transactions for cash equivalents with major Canadian financial institutions with investment grade credit ratings.

The Company is also exposed to credit risk for any amounts owing by Gazprom Neft for its share of costs related to the activities carried out while WesternZagros continues as operator of the Garmian Block. The ability of the Company to successfully carry out the appraisal and development of its PSC contract areas may be impacted by the ongoing receipt of Gazprom Neft’s share of costs incurred in relation to the Garmian PSC activities.

With respect to the Company’s financial assets, the maximum exposure to credit risk due to default of a counter party is equal to the carrying value of these instruments. The maximum exposure to credit risk as at the reporting date is as follows:

As at	June 30, 2014	December 31, 2013
Cash and cash equivalents	$70,769	$140,728
Trade and other receivables	12,881	620

Total	$83,650	$141,348

There are no past due or impaired amounts as at the reporting date. Accordingly, the Company does not expect any losses from non-performance by these counterparties, and has not recorded a provision against any of these amounts as it does not consider the balances to be impaired. There was a temporary receivable balance with Gazprom Neft as at June 30, 2014, due to the timing of a cash-call payment which was received from Gazprom Neft subsequent to June 30, 2014. Also refer to Note 8 “Trade and other receivables”.

WESTERNZAGROS RESOURCES LTD.

Historically, there has been no credit risk associated with sales of oil into the local Kurdistan Region domestic market during the Sarqala-1 extended well test (“EWT”) which occurred from October 2011 to May 2012 or for sales of oil inventory during May 2013, as each of the purchase and sales contracts were prepaid in advance by the buyers. However, there is credit risk associated with any oil delivered for export. Under the auspices of the KRG, the Company delivered approximately 88,000 (gross) barrels of crude oil for export during November 2012. The Company expects its net entitlement for any oil exports to be based upon the terms of the Garmian PSC, however the Company has not yet been paid for the exported oil. There is uncertainty relating to the amount and the timing for receipt of any associated proceeds and, accordingly, the Company has not recorded any receivable for the value of exported volumes as at the reporting date.

Liquidity and funding risk

Liquidity and funding risk is the risk that the Company may be unable to generate or obtain sufficient cash or its equivalent in a timely and cost-effective manner to meet its commitments as they become due. The Company funds its share of commitments from existing cash balances, future net proceeds from any sales of oil and gas production, if any, and if required, by accessing additional sources of funding from debt or equity markets. Significant liquidity and funding events from 2013 onwards include the following:

•	During the first quarter of 2013, the Company received a total of $119.9 million in proceeds from Crest Energy International LLC (“Crest”) after securing a loan of $57.5 million and also completing a non-brokered, private placement of 51 million common shares of the Company (“Common Shares”) at a price of Cdn$1.25 per Common Share for gross proceeds of $62.4 million;

•	During the second quarter of 2013, the Company completed a further marketed private placement of 11,431,422 Common Shares at a price of Cdn$1.25 per Common Share for gross proceeds of $14.1 million. The net proceeds from the private placement were used to repay a portion of the loan from Crest;

•	During the second quarter of 2013, the Company issued Cdn$100 million aggregate principal amount of convertible senior unsecured notes. The convertible notes have a face value of Cdn$1,000 per note, a coupon rate of 4 percent per annum, a maturity date of December 31, 2015, and are convertible into Common Shares at the option of the holders at a conversion price of Cdn$1.45 per share. A portion of the net proceeds was used to repay the outstanding amount of the loan from Crest, including applicable accrued interest; and

•	Subsequent to June 30, 2014, the Company announced that it will undertake an equity rights offering of up to Cdn$250 million. Pursuant to an equity backstop agreement with the Company, Crest has agreed to purchase up to Cdn$200 million of any Common Shares not otherwise subscribed for under the rights offering. The maximum number of Common Shares that may be purchased by Crest under the rights offering may not exceed 19.9% of the then issued and outstanding Common Shares (post-rights offering) and, the balance, if any, purchased by Crest will be non-voting, Series 1, Class A Preferred Shares of the Company (“Preferred Shares”). In addition, Crest has also agreed to provide debt financing to the Company of up to $200 million in two separate tranches. The first tranche of $150 million will be available to be drawn starting on October 1, 2015 and the second tranche of $50 million will be available to be drawn starting on June 1, 2016 (also refer to Note 25 “Subsequent events”)

As at June 30, 2014, the Company had Cdn$100.0 million aggregate principal amount of convertible notes outstanding. The Company will be required to pay interest in arrears on a semi-annual basis as at June 30 and December 31. The Company will also be required repay the convertible notes by December 31, 2015, where the holders of the notes have not exercised the conversion option.

WESTERNZAGROS RESOURCES LTD.

The Company’s capital structure consists of shareholder’s equity, working capital and debt. The Company will adjust its capital structure to manage its programs through the issuance of shares, the issuance and/or repayment of debt and adjustments to capital spending. The Company’s objectives when managing its capital structure are as follows:

i.	Ensure adequate levels of available cash and cash equivalents and short-term investments to meet the Company’s commitments under the Garmian and Kurdamir PSCs (also refer to Note 24 “Commitments and contingencies”); and

ii.	To prudently fund expenditures related to the acquisition of properties, and for exploration, appraisal and development of crude oil and natural gas properties.

In general, the Company’s ability to continue operations and appraisal and development activities is dependent upon its ability to sell oil and gas from any of its discoveries that are ultimately developed, or to obtain additional funding over time as required. The Board of Directors regularly reviews the Company’s cash and cash equivalents and the timing of required debt repayments against the Company’s expenditure commitments and estimates the need and timing for additional equity or debt financing. This review includes estimating the potential net proceeds to be derived from crude oil sales, if any. With available working capital as at the reporting date and the anticipated funds to be received from the rights offering and placement of Preferred Shares announced subsequent to the reporting date (refer to Note 25 “Subsequent events”), the Company anticipates that it is funded for planned activities over the next twelve months. The level of any additional funding required by the Company in the future will be dependent upon the level and timing of activities pursued by the Company, the funding requirements of the Company under the relevant PSCs and any future sales proceeds that the Company receives.

Market and interest rate risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and equity or commodity prices received from both the export market or from the local Kurdistan Region domestic market. The Company is exposed to interest rate risk to the extent that changes in market interest rates will impact interest earned on the Company’s cash and cash equivalents.

The Company is exposed to foreign exchange risk to the extent that the convertible notes are denominated in Canadian dollars while the majority of available funds are held in U.S. dollars. The Company is also exposed to foreign exchange risk to the extent that the majority of costs are anticipated to be incurred in U.S. dollars while the funds it will have available to it may be in other currencies.

The Company’s Investment Policy dictates the various types of instruments and institutions that can be invested in and monitors these against this policy on a regular basis. The Board of Directors has also approved a Foreign Exchange Policy to dictate the currencies held by the Company and the instruments that can be utilized by the Company to meet its day to day requirements. This Foreign Exchange Policy requires the Company to hold the majority of its cash and cash equivalents and short term investments in U.S. dollars and sets out the type and duration of instruments that can be used to meet the Company’s day to day foreign exchange requirements. The Foreign Exchange Policy does allow the Company to hold other balances, mainly Canadian dollars, to meet its funding needs for general and administrative and other spending requirements in these currencies. Neither aforementioned policy permits the Company to enter into any economic hedging as it relates to interest or foreign exchange risks. As at June 30, 2014, had the U.S. dollar changed by one percent against the Canadian dollar, with all other variables held constant, the Company’s net foreign exchange gain (loss) would have been affected by approximately $1.0 million (June 30, 2013: $0.6 million).

In general, both crude oil and natural gas prices are subject to wide fluctuation. During the eighteen months ended June 30, 2014, Brent daily spot crude prices ranged in value from $96 to $118 per barrel. WesternZagros originally negotiated the PSC economic terms in 2007 in a crude oil price environment of approximately $50 per barrel. Any significant and sustained decline in crude oil prices that may be received which are below that price and that are subject to the terms of the PSCs may impact the feasibility of WesternZagros’s business plan.

WESTERNZAGROS RESOURCES LTD.

For any sales of crude oil into the Kurdistan Region domestic market, the Company is subject to both market conditions and commodity price fluctuations. Local sales prices are lower than the prevailing international prices. Any change in the sustainability, longevity and continuation of the local domestic market in the Kurdistan Region or fluctuation in the prices received could have a considerable impact on any future cash proceeds received by WesternZagros.

For any crude oil delivered for export from the Kurdistan Region of Iraq, the marketability and price of any exports is, and will continue to be, affected by numerous factors beyond the Company’s control including the impact that the various levels of government may have on the ultimate price received for crude oil and natural gas sales. In addition, the timing of payments received by the Company for any exports would be uncertain as the payment mechanism for export sales from the Kurdistan Region of Iraq is still developing. The Company’s ability to market its crude oil and natural gas may depend on its ability to secure transportation. The Company may also be affected by deliverability uncertainties related to the proximity of its potential production to pipelines and processing facilities and operational problems affecting such pipelines and facilities as well as potential government regulation relating to price, the export of crude oil and natural gas and other aspects of the crude oil and natural gas business. To date, the Company has not been paid its net entitlement for the approximate 88,000 bbls (gross) of oil delivered for export from the Kurdistan Region during November 2012.

5.	Critical accounting judgements, estimates and assumptions

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires the use of critical accounting estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as at the reporting date, as well as the reported amounts of revenues and expenses during the interim reporting period. Such estimates relate to unsettled transactions and events as at the reporting date. Accordingly, actual results may ultimately differ from the estimated amounts as future confirming events occur. Areas that involve a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements are consistent with those as described in the audited annual consolidated financial statements for the year ended December 31, 2013.

6.	Segment reporting

For the purposes of segment reporting, the Company is in the exploration phase and has one significant asset related to its interest in the PSCs with the KRG in respect of an exploration project in the Kurdistan Region of Iraq. Accordingly, the Company has identified one segment for operational activities carried out in the country of Iraq. Refer to Note 24 “Commitments and contingencies” for a description of the PSCs.

7.	Cash and cash equivalents

As at	June 30, 2014	December 31, 2013
Cash and cash equivalents:
Bank balances	$7,667	$8,402
Term deposits	63,102	132,326

Total cash and cash equivalents	$70,769	$140,728

WESTERNZAGROS RESOURCES LTD.

8.	Trade and other receivables

Current as at	June 30, 2014	December 31, 2013
Joint venture receivables	$11,682	—
Other receivables	1,199	$620

Total trade and other receivables	$12,881	$620

Joint venture receivables include amounts owing from Gazprom Neft for which payment was received subsequent to June 30, 2014. Other receivables include travel and operational cash advances and a GST receivable.

All classes within trade and other receivables do not contain any impaired assets.

9.	Deposit held in trust

Under the terms of a two-year drilling contract executed in January 2013 for the use of two drilling rigs, a total amount of $40 million was deposited into trust in relation to a security deposit required. The Company’s 50 percent portion of the amount deposited in trust was $20 million, while Gazprom Neft also funded their 50 percent portion of the total amount deposited in trust. Gazprom Neft originally advanced their $20 million portion of the total amount deposited in trust to WesternZagros in late 2012. During the first quarter of 2013, Trade and other payables was then reduced by $20 million once WesternZagros deposited the total $40 million into trust.

During the second quarter of 2014, the Company completed an assignment of these two drilling rigs and WesternZagros fully recovered its share of the $20 million of the deposit held in trust.

10.	Property, plant and equipment

As at the reporting date, property, plant and equipment is comprised of leasehold improvements, furniture and fixtures as well as office and computer equipment. As the Company is still in the exploration stage, all oil and gas assets, including assets related to provisions for decommissioning obligations, are classified within exploration and evaluation assets.

As at	June 30, 2014	December 31, 2013
Costs	$3,012	$2,995
Accumulated depreciation	(2,137)	(2,001)

Net book value	$875	$994

Period ended	Six months ended June 30, 2014	Twelve months ended December 31, 2013
Opening net book value	$994	$95
Additions	17	1,069
Depreciation	(136)	(170)

Closing net book value	$875	$994

WESTERNZAGROS RESOURCES LTD.

11.	Exploration and evaluation expenditures

As at	June 30, 2014	December 31, 2013
Costs	$458,363	$407,655

Net book value	$458,363	$407,655

	Six months ended	Twelve months ended
Period ended	June 30, 2014	December 31, 2013
Opening net book value	$407,655	$275,041
Additions	50,866	132,944
Gross proceeds received from sale of oil inventory	—	(247)
Settlement of production sharing terms, oil sale	—	180
Disposals	(158)	(263)

Closing net book value	$458,363	$407,655

The Company submitted a Declaration of Commerciality (“DoC”) with regards to the Sarqala discovery on the Garmian Block to the KRG on December 23, 2013. The Company and its co-venturers have also submitted to the KRG for approval the development plan for the Sarqala discovery, outlining how the field will be developed. As at the reporting date, the Company does not yet believe that it has demonstrated the commercial viability and technical feasibility of its properties since a development plan has not yet been approved by the KRG for either Block and reserves have not yet been recognized by a qualified independent reserves evaluator. Accordingly, all E&E expenditures pertain to the Kurdistan Region exploration project with respect to the Company’s PSCs and have been capitalized in accordance with the Company’s exploration and evaluation accounting policy. Included in E&E expenditures as at June 30, 2014 is $6.8 million related to provisions for decommissioning obligations (December 31, 2013: $4.2 million). For the six months ended June 30, 2014, the Company has capitalized $2.5 million of general and administrative costs (2013: $2.0 million), including $0.2 million of share-based compensation costs (2013: $0.5 million) directly related to exploration activities. All E&E expenditures are excluded from depreciation.

Oil production from Sarqala-1 is currently halted and there was no oil production from Sarqala-1 during the year ended December 31, 2013 or during the six-month interim period ended June 30, 2014. However, under the auspices of the KRG the Company sold approximately 3,800 bbls of oil inventory from tankage into the Kurdistan Region local domestic market during the second quarter of 2013. The Company received $0.25 million of gross proceeds ($0.1 million of net proceeds) in advance from the buyer and settled the KRG’s and Gazprom Neft’s net entitlements in accordance with the production sharing terms of the Garmian PSC. WesternZagros is still in the exploration stage of development and credits any net proceeds received from the sale of oil into the Kurdistan Region domestic market against E&E expenditures when the significant risks and rewards of ownership have passed and the value of those sales can be reliably measured.

WESTERNZAGROS RESOURCES LTD.

Under the direction of the KRG, the Company temporarily delivered crude oil for export during a three week period in November 2012 until deliveries were halted per further direction received from the KRG. The Company expects its net entitlement to be based on the terms of the Garmian PSC, however the Company has not been paid for the approximate 88,000 bbls (gross) of test production delivered for export. There is uncertainty as to the amount and the timing of proceeds due for the test oil that was exported. Accordingly, as at the reporting date the Company has not recorded any receivable for the value of the Company’s net entitlement and consequently no associated credit to E&E expenditures. WesternZagros is still in the exploration stage of development and credits any net proceeds received from the sales of oil exports against E&E expenditures in the period in which the proceeds are received.

As at June 30, 2014, the Company had approximately $225 million related to the Garmian PSC and $205 million related to the Kurdamir PSC, both net to WesternZagros, of recoverable costs available that may ultimately be recovered from future crude oil or natural gas sales in accordance with the PSCs. Under each PSC, costs subject to recovery include all costs and expenditures incurred for exploration, development, production and decommissioning operations, as well as any other costs and expenditures incurred directly or indirectly from these activities. Pursuant to the terms of the PSCs, these estimated cost pools are subject to government audit.

12.	Trade and other payables

Current	June 30, 2014	December 31, 2013
Trade, joint venture and other payables	$2,198	$23,833
Accruals	33,051	32,372

Total trade and other payables	$35,249	$56,205

As at December 31, 2013, the trade, joint venture and other payables included cash call prepayments received from Gazprom Neft in relation to anticipated future expenditures relating to Garmian Block activities. However, as at June 30, 2014, there was no such payable to Gazprom Neft as the cash call prepayment was not received until subsequent to June 30, 2014. As a result, the Company was temporarily in a net receivable position with Gazprom Neft at June 30, 2014.

Trade and other payables are non-interest bearing and are normally settled on 30 to 60 day terms. Accruals relate mainly to exploration and E&E and other expenditures incurred as at the reporting date.

WESTERNZAGROS RESOURCES LTD.

13.	Long term debt

	Six months ended June 30, 2014	Twelve months ended December 31, 2013
Loan payable:
Balance, beginning of period	—	—
Debt incurred	—	$57,500
Interest accrued	—	$722
Repayment of debt, including interest	—	(58,222)

Balance, end of period	—	—

4% Convertible notes (Cdn$100 million face value):
Balance, beginning of period	$71,124	—
Issuance of convertible notes, debt component	—	$68,698
Accretion	4,757	4,847
Unrealized foreign exchange gain	(136)	(2,421)

Balance, end of period	$75,745	$71,124

Summary of financing costs:

For the six months ended June 30	2014	2013
Interest expense, loan payable	—	$722
Accretion, convertible notes	$4,757	243
Interest expense, convertible notes	1,873	106

Financing costs	$6,630	$1,071

The loan payable was initially incurred when the Company secured a loan from Crest of $57.5 million during the first quarter of 2013, which was secured by 10 percent of the issued share capital of WesternZagros Limited, a wholly owned subsidiary of the Company that is the contracting party to the Company’s PSCs. The loan accrued interest at a fixed rate of 6 percent per annum, compounded monthly. The loan and accrued interest was originally repayable by September 30, 2014, subject to certain prepayment conditions. However, the loan and accrued interest was fully repaid during the second quarter of 2013.

In regards to the convertible notes, the Company issued Cdn$100 million aggregate principal amount of convertible notes during the second quarter of 2013 with a coupon rate of 4 percent per annum. The notes mature on December 31, 2015 and interest is payable semi-annually in arrears on June 30 and December 31, with the first interest payment completed by December 31, 2013. The notes are convertible into Common Shares at the option of the holders at a conversion price of Cdn$1.45 per Common Share (68,965,517 shares), subject to adjustment in certain circumstances. The notes are not redeemable by the Company prior to expiry except upon a change of control of WesternZagros where the holders have not exercised the conversion right. The Company has included transactions costs directly attributable to the issuance of the convertible notes within the carrying value of the liability. Interest and transaction costs are recognized by accreting the liability component to face value over the term of the convertible notes. Interest paid of $1.9 million was expensed as financing costs within the statement of comprehensive loss due the E&E phase of operations for the six month interim period ending June 30, 2014 ($2.0 million during the year ended December 31, 2013). The fair value of the convertible notes was approximately $83.7 million as at the reporting date, based on a discount rate of 12 percent which was considered to be comparable for unsecured debt without a conversion feature.

WESTERNZAGROS RESOURCES LTD.

As the convertible notes are denominated in Canadian dollars and the Company’s functional currency has been determined to be U.S. dollars, the convertible notes do not qualify as a compound financial instrument. Hence, the Company considers the conversion feature to be an embedded derivative that is not closely related to the convertible notes and has separated the embedded conversion feature which is measured as a recurring fair value measurement at fair value through profit and loss (refer to Note 14 “Derivative financial liabilities”).

14.	Derivative financial liabilities

	Six months ended June 30, 2014	Twelve months ended December 31, 2013
Balance, beginning of period	$12,513	—
Fair value attributed upon issuance of convertible notes	—	$28,329
Unrealized loss (gain) due to change in fair value	313	(15,816)

Balance, end of period	$12,826	$12,513

Derivative financial liabilities relate to the fair value of the convertible feature embedded within the Canadian denominated convertible notes that were issued during the second quarter of 2013 (also refer to Note 13 “Long term debt”).

The initial fair value of the equity conversion component was calculated to be $28.3 million, utilizing a valuation method specific to convertible bonds, using a partial differential equation method. Subsequent changes in the fair value of the derivative financial liabilities are recorded within the condensed consolidated interim statement of comprehensive loss. As at the reporting date, the fair value of the derivative financial liabilities was recalculated using the same valuation method utilizing a risk-free rate of 1.5 percent, a credit spread of 13.8 percent, a share price of Cdn$1.19 per Common Share, historical volatility of 36.2 percent and a dividend yield of Nil.

As at the reporting date, had the Company’s share price changed by Cdn$0.05 per Common Share, the calculated fair value of the derivative liabilities would have increased by approximately $2.0 million (i.e. share price of Cdn$1.24 per Common Share) or decreased by approximately $1.8 million (i.e. share price of Cdn$1.14 per Common Share), with a corresponding change to non-cash derivatives liabilities gain (loss).

15.	Provision for decommissioning obligations

Decommissioning liabilities are recognized when the Company has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. Provisions are made for the present value of the future cost of abandonment of oil and gas wells and related facilities.

The amount recognized is the estimated cost of decommissioning activities based on internal engineering estimates prevailing at the reporting date, discounted to its present value utilizing a pre-tax risk-free interest rate. Changes in the estimated decommissioning costs or the estimated timing of decommissioning costs are dealt with prospectively by recording an adjustment to the provision, with a corresponding adjustment to exploration and evaluation assets, and are updated at each reporting date to reflect the current market assessments of the time value of money and the risks specific to the obligation.

These estimated costs are assumed to be incurred within the next 12 months in relation to the relinquished Garmian Block acreage and incurred in 2038 and 2039 in respect of other well locations as at the reporting date. The Company’s share of the total undiscounted amount of estimated cash flow required to settle the obligation is $12.1 million (December 31, 2013: $10.7 million). As at the reporting date, the Company has used a discount rate of 2.78 percent (December 31, 2013: 3.24 percent) and an inflation rate of 2.76 percent (December 31, 2013: 2.76 percent) to calculate the net present value of the future obligations.

WESTERNZAGROS RESOURCES LTD.

The increase in obligations during the interim period of 2014 related to the Company’s portion of additional reclamation activities associated with the relinquished acreage on the Garmian Block. The change in estimates for the interim period of 2014 related to a change in the estimated timing and costs for reclamation activities at Baram-1 which is located on the relinquished acreage on the Garmian Block and to a slight decrease in the discount rate for all well locations.

The increased obligations during 2013 related to the wells that were spudded during the year, which included the Company’s 50 percent working interest for Hasira-1, Baram-1, and the two Upper Bakhtiari wells, as well as the Company’s 60 percent working interest obligation for the Kurdamir-3 well. The change in estimates during 2013 was from an increase in the discount rate which reduced the value of the decommissioning liabilities.

The following table presents the reconciliation of the Company’s provision for decommissioning liabilities:

	Six months ended June 30, 2014	Twelve months ended December 31, 2013
Balance, beginning of period	$4,677	$4,207
Increase (decrease) in obligations	500	1,475
Changes in estimates or timing cash flows	2,149	(1,134)
Accretion	73	129

Balance, end of period	$7,399	$4,677

16.	Share capital

As at June 30, 2014, the Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. The Common Shares are without nominal or par value.

The Common Shares issued and outstanding were as follows:

	Number of shares	Amount
Balance as at January 1, 2013	412,100,825	$399,240
Issuance of common shares, net of costs	62,431,422	75,085
Options exercised for common shares	566,899	464

Balance December 31, 2013	475,099,146	474,789

Options exercised for common shares	1,413,199	1,183

Balance June 30, 2014	476,512,345	$475,972

17.	Share based payments

Pursuant to the stock option plan, the Board of Directors may grant options to directors, officers, employees and other service providers. The aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 10 percent of the issued and outstanding Common Shares of the Company on a non-diluted basis as at the time of granting. Stock options expire not more than five years from the date of grant, or earlier if the individual ceases to be associated with the Company, and the option vesting period is determined at the discretion of the Board of Directors when granted. These options are equity settled share based payment transactions.

WESTERNZAGROS RESOURCES LTD.

The following tables present the reconciliation of stock options granted:

For the year ended December 31, 2013	Number of options	Weighted average exercise price ($Cdn)
Outstanding, beginning of year	26,188,250	$0.91
Granted	6,149,000	1.14
Exercised	(566,899)	0.54
Forfeited and expired	(5,438,335)	2.04

Outstanding , end of year	26,332,016	$0.74

Exercisable at December 31, 2013	17,439,584	$0.60

For the six months ended June 30, 2014	Number of options	Weighted average exercise price ($Cdn)
Outstanding, beginning of period	26,332,016	$0.74
Exercised	(1,413,199)	0.57
Forfeited and expired	(569,501)	1.41

Outstanding , end of period	24,349,316	$0.73

Exercisable at June 30, 2014	18,074,220	$0.65

The weighted-average common share price on the date of exercise for stock options exercised during the interim period ended June 30, 2014 was Cdn$1.12 per common share (year ended December 31, 2013: Cdn$1.12 per common share).

The fair value of all options granted has been estimated at the grant date using the Black-Scholes option pricing model and is summarized in the following table:

	Six months ended June 30, 2014	Twelve months ended December 31, 2013
Weighted average fair value of stock options granted	—	$0.59
Average Risk Free Interest Rate	—	1.17%
Expected Life	—	3 years
Average Expected Volatility	—	80%
Dividend Per Share	—	Nil

The average expected volatility used to estimate the fair value of options granted was based on the Company’s actual three-year historical share volatility (WZR.V). In addition, the estimated forfeiture rate used in the calculations of share-based payment expense was based on the actual three-year historical forfeiture rate for unvested options, which was 7 percent in the first six months of 2014 (year ended December 31, 2013: 6 percent).

During the six months ended June 30, 2014, the Company recognized $0.5 million (2013: $0.9 million) of share based compensation costs as general and administrative expense and capitalized $0.2 million (2013: $0.5 million).

WESTERNZAGROS RESOURCES LTD.

18.	General and administrative expenses, by nature

For the six months ended June 30	2014	2013
Staff expenses	$5,769	$4,924
Share-based payments	505	901
Travel expenses	657	447
Professional fees	3,930	3,829
Office costs	1,093	1,193
Regulatory and corporate project costs	398	585
Other administrative expenses	235	379
Less capitalized general and administrative costs	(4,797)	(3,978)

Total administrative expenses	$7,790	$8,280

Key management personnel have been identified as the Board of Directors and the Executive Management Team. Details of key management remuneration are shown in Note 19 “Related party transactions and balances”.

19.	Related party transactions and balances

The remuneration of the fifteen key management personnel of the Company, which includes the Directors and Officers and other Executive Management personnel, is set out below in aggregate:

For the six months ended June 30	2014	2013
Salaries and wages	$1,403	$1,179
Short-term benefits	32	33
Share-based compensation (expensed portion)	437	756
Share-based compensation (capitalized portion)	128	225

Total	$2,000	$2,193

As at the reporting date the Company has an aggregate total of $3.6 million in contractual commitments (December 31, 2013: $3.6 million) for key management personnel related to circumstances where there is a change in control of the Company or for termination of employment without just cause.

20.	Taxation

For the six months ended June 30	2014	2013
Current income tax recovery	—	($73)
Future income tax recovery	—	(205)

Total	—	($278)

WESTERNZAGROS RESOURCES LTD.

21.	Loss (income) per share, basic and diluted

The basic loss (income) per share is calculated by dividing the loss (income) attributable to shareholders of the Company by the weighted average number of common shares issued during the period. In periods where the Company has recognized a loss, the outstanding options are considered to be anti-dilutive and are thus excluded such that no additional common shares are added to the basic weighted-average shares outstanding to account for dilution. There was no dilutive impact from the convertible notes.

The basic loss (income) per share was calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Loss (income) for the period	$16,542	($500)	$15,141	$3,657
Weighted-average common shares (000’s) - basic	475,464	474,512	475,283	447,490
Weighted-average common shares (000’s) - diluted	475,464	489,137	475,283	447,490

Loss (income) per share - basic and diluted	$0.03	$(0.00)	$0.03	$0.01

22.	Shareholder rights plan

On October 18, 2007, the Company adopted a shareholder rights plan (the “Plan”) which was reconfirmed in 2010 and extended by amendment on June 6, 2013. Under the Plan, one right has been issued in respect of each currently issued Common Share and one right will be issued with each additional Common Share which is issued. The rights remain attached to the Common Shares and are not exercisable or separable unless one or more of certain specified events occur. If a person or group acting in concert acquires 20 percent or more of the Common Shares, the rights will entitle the holders thereof (other than the acquiring person or group) to purchase Common Shares at a substantial discount from the then market price. The rights are not triggered by a “Permitted Bid” as defined in the Plan. The Plan will remain in effect until termination of the annual meeting of shareholders in 2016, unless extended by resolution of the shareholders at such meeting.

23.	Supplemental cash flow information

Expenditures on exploration and evaluation assets are comprised of:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Exploration and evaluation expenditures	$(21,997)	$(35,980)	$(48,000)	$(58,639)
Change in non-cash investing working capital	(16,452)	14,904	(34,170)	11,508

	$(38,449)	$(21,076)	$(82,170)	$(47,131)

WESTERNZAGROS RESOURCES LTD.

Changes in non-cash working capital are comprised of:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Related to operating activities
Trade and other receivables	$(595)	$(52)	$(641)	$(169)
Prepaid expenses	236	50	(149)	(351)
Trade and other payables	1,816	(968)	1,567	(90)

	1,457	$(970)	777	$(610)

Related to investing activities
Trade and other receivables	$(11,679)	$(1,339)	$(11,620)	$(1,361)
Prepaid expenses	62	29	(26)	430
Trade and other payables	(4,835)	16,214	(22,524)	12,439

	$(16,452)	$14,904	$(34,170)	$11,508

24.	Commitments and contingencies

A.	PSC commitments

WesternZagros holds two PSCs with the KRG in the Kurdistan Region of Iraq. The Kurdamir and Garmian PSCs each govern a separate contract area. The Garmian contract area is operated by WesternZagros. The Company holds a 40 percent interest in the Garmian PSC, the KRG holds a 20 percent interest and the remaining 40 percent interest is held by Gazprom Neft. The Kurdamir contract area is operated by Talisman with a 40 percent working interest, WesternZagros holds a 40 percent working interest and the KRG holds a 20 percent working interest.

The contracting party to the Garmian and Kurdamir PSCs is WesternZagros Limited, a wholly-owned subsidiary of the Company. In accordance with the terms of the PSCs, there are certain restrictions, mainly related to obtaining the KRG’s prior consent, on the ability of the wholly-owned subsidiary to sell, transfer, assign or otherwise dispose of all or part of the rights, obligations and interests under each of the PSCs, or where there is a change in control for the wholly-owned subsidiary itself.

WESTERNZAGROS RESOURCES LTD.

WesternZagros has completed its PSC exploration commitments, which are summarized as follows:

	Kurdamir PSC	Garmian PSC

First Exploration Sub-Period (completed)	August 31, 2012	December 31, 2011

Exploration Obligation	Kurdamir-2 (completed)	Mil Qasim-1 Exploration Well (completed)

Second Exploration Sub-Period	Additional Two Years	Additional Two Years

Exploration Obligation	Kurdamir-3 (completed)	Baram-1 (completed)

PSC Payments (Exploration)	Additional Capacity Building Support Payment payable equal to 3% of WesternZagros Profit Oil. $1.1 million annual payments.	Additional Capacity Building Support Payment payable equal to 3% of WesternZagros Profit Oil. $0.6 million annual payments.

Operator	Talisman	WesternZagros(1)

Working Interest	WesternZagros 40% Talisman 40% KRG 20%(2)	WesternZagros 40% Gazprom Neft 40% KRG 20%(2)

(1):	Pursuant to the terms of the Garmian PSC, at the end of the Exploration Period, operatorship is to transition from WesternZagros to Gazprom Neft, with the parties anticipating the transfer of operatorship to be completed by December 31, 2014.
(2):	WesternZagros funds 100 percent of the KRG costs on the Kurdamir Block and 50 percent of the KRG costs on the Garmian Block, ultimately to be recovered by WesternZagros through the KRG’s share of Cost Recovery Oil.

As at the reporting date, the Company was in the second exploration sub-period of the Kurdamir PSC. The Kurdamir-3 well and the Kurdamir seismic program carried out in 2013 have satisfied the Company’s minimum obligations relating to the second exploration sub-period under the Kurdamir PSC. The Company has committed to expenditures of approximately $11 million, under approved AFE’s, to meet its 60 percent funding requirement related to planned Kurdamir Block activities, which includes the Company’s portion of future well planning and long leads, other appraisal activities, development planning and the associated supervision and local office support costs for Kurdamir Block activities to December 31, 2014.

The Company has concluded the second exploration sub-period of the Garmian PSC with the completion of drilling and testing activities at Baram-1. The Company, along with its co-venturers, submitted a DoC to the KRG on December 23, 2013 for the Sarqala discovery. The KRG accepted the DoC and, accordingly, the development period of the Garmian PSC commenced effective December 23, 2013. The Company and its co-venturers then submitted a development plan to the KRG within the 180 day requirement on June 19, 2014, outlining how the field and other discoveries on the Garmian Block will be developed, including future development wells, production facilities and other support infrastructure. Per the terms of the Garmian PSC, the KRG now has 60 days after submission, on a best efforts basis, to approve the development plan.

The Company, Gazprom Neft and the KRG have agreed that no further exploration commitments are required on the Garmian Block beyond completion and testing activities at Hasira-1. The parties have agreed on the production areas to be retained under the development plan for Sarqala, with the remainder of the acreage of the Garmian Block returned to the KRG.

WESTERNZAGROS RESOURCES LTD.

B.	Other commitments

The Company has entered into various exploration-related contracts, including contracts for drilling rigs, equipment, services and other tangible equipment. The following table summarizes the estimated commitments in relation to these exploration-related contracts relating to the Garmian PSC and other contractual obligations at June 30, 2014 ($000’s):

		For the Years Ending December 31,
	2014	2015	2016	2017	2018+	Total
Equipment and services	$2,850	—	—	—	—	$2,850
Drilling rigs	—	$8,000	—	—	—	8,000
Office and other	550	3,250	$2,200	$2,300	—	8,300

	$3,400	$11,250	$2,200	$2,300	—	$19,150

C.	Contingencies

i.	Litigation

From time to time, the Company may become involved in legal or administrative proceedings in the normal conduct of business. The Company is currently in an arbitration proceeding under the UNCITRAL Arbitration Rules with a former contractor who cannot be named as the arbitration proceeding is confidential. The proceeding is in relation to a consulting contract that the Company and the contractor agreed to terminate in 2011 for $7.5 million, which amount has been recognized in the financial statements. On October 20, 2011, WesternZagros was provided with a notice of arbitration from the contractor challenging the validity of the termination agreement and seeking additional compensation for the termination of the contract. The parties have completed the first phase of arbitration hearings in respect of the validity of the termination agreement pursuant to which the arbitration panel found in favour of the contractor and are now proceeding into the next phase of hearings where the contractor is seeking damages for wrongful termination of the contract. The Company believes that the quantum of damages sought by the contractor, which is significantly higher than the original amount agreed to, is without merit based on its analysis of the dispute and including the fact that the arbitration panel stated in its finding in the first phase of the arbitration hearings that “a Party claiming that this value should be significantly different from the value that the Parties themselves attributed to it at the time (i.e. $7.5 million) should have a good reason to do so”. However, given that the second phase of the hearings has not yet taken place, there is no certainty as to the quantum of damages which may be awarded by the arbitration panel.

ii.	Regulatory and other

Oil and gas operations are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. The Company’s operations may require licenses and permits from various governmental authorities in the countries in which it operates. Under the Garmian and Kurdamir PSCs, the KRG is obligated to assist in obtaining all permits and licenses from any government agencies in the Kurdistan Region and from any other government administration in Iraq. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development of its projects.

The political and security situation in Iraq is unsettled and volatile. The Kurdistan Region is the only “Region” of Iraq that is constitutionally established pursuant to the Iraq Constitution, which expressly recognizes the Kurdistan Region. The political issues of federalism and the autonomy of the Regions of Iraq are matters about which there are major differences between the various political factions in Iraq. These differences could adversely impact the Company’s interest in the Kurdistan Region including the ability to export any hydrocarbons as a result of our activities.

WESTERNZAGROS RESOURCES LTD.

In addition, the Islamic Sate of Iraq and al-Sham (“ISIS”) attacked Central and Northern Iraq during the second quarter of 2014 and have seized several parts of Iraq’s northern energy sector. To date, the Company’s assets within the Kurdistan Region are safe and secure. However, the Company’s interest in the Kurdistan Region could be adversely impacted if hostilities were to expand in the future, which may then create a material uncertainty about the continuation of the Company’s operations.

25.	Subsequent events

Subsequent to the reporting date, the Company announced that it will launch a Cdn$250 million equity rights offering that is supported by an equity backstop arrangement for up to Cdn$200 million with Crest. Pursuant to the rights offering, the Company will distribute one right for each Common Share held to each holder of record of Common Shares at the close of business on the record date to be specified in a final short form prospectus to be filed in connection with the rights offering. The rights will permit holders thereof to purchase, in the aggregate, up to approximately Cdn$250 million of Common Shares. The subscription price for each Common Share will be the lesser of Cdn$0.65 and the market price of the Common Shares determined in accordance with applicable Canadian securities laws. The rights are expected to be listed for trading on the TSX Venture Exchange and will be exercisable for not less than 21 days following the date of mailing to shareholders of the final prospectus for the rights offering. Any rights not exercised before expiry will be void and have no value.

Pursuant to the terms of the equity backstop agreement, Crest has committed to purchase, at the subscription price, up to Cdn$200 million of Common Shares not otherwise subscribed for by rightsholders under the rights offering. The maximum number of Common Shares purchased by Crest will be 19.9% of the then issued and outstanding Common Shares (i.e. post-rights offering) and the balance purchased by Crest, if any, will be Preferred Shares. The Preferred Shares are intended to be equivalent to Common Shares other than in respect of voting rights and certain rights upon the liquidation or winding up on the Company.

The completion of the rights offering and the private placement of Preferred Shares is conditional upon the satisfaction of certain conditions, including the Company receiving all required approvals, including those of the applicable securities commission or regulators, the TSXV and the shareholders of the Company. The planned rights offering and the private placement of Preferred Shares are expected to be completed during the fourth quarter of 2014.

Crest and the Company have also entered into a loan agreement, pursuant to which Crest has agreed to provide debt financing to the Company of up to $200 million, available in two tranches. The first tranche of up to $150 million will be available to be drawn on or after October 1, 2015 provided that a borrowing notice has been delivered by the Company to Crest no earlier than September 1, 2015. The availability of the first tranche will expire if a borrowing notice is not delivered on or before January 1, 2016. The second tranche is for up to $50 million and will be available on or after June 1, 2016 provided a borrowing notice has been delivered to Crest no earlier than May 1, 2016. The availability of the second tranche will expire if a borrowing notice is not delivered on or before June 1, 2016. Multiple drawdowns are permitted for each of the tranches.

Both tranches will mature and be due on the second year anniversary of the first date they became available (October 1, 2017 and June 1, 2018, respectively). Amounts drawn under the first tranche will bear interest at a rate of 12 percent per annum while amounts drawn under the second tranche will bear interest at a rate of 14 percent per annum, with interest to be paid quarterly, in arrears and in cash. Provided that the amounts under each of the tranches remain available but have not yet been drawn by the Company, such undrawn amounts will be subject to a fee commencing upon receipt of the first borrowing notice for each tranche at a rate per annum of 8 percent, such fee to be paid quarterly in arrears and in cash. Both tranches are unsecured loans.